Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Abri SPAC 2, Inc.

Newark, Delaware

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our report dated February 22, 2022, except for the effects of the Surrender and Cancellation of Founder’s Shares discussed in Note 1, as to which the date is July 6, 2022, relating to the financial statements of Abri SPAC 2, Inc., which is contained in that Prospectus. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO USA, LLP

Philadelphia, Pennsylvania

July 6, 2022